LEXINGTON REALTY TRUST
One Penn Plaza, Suite 4015
New York, NY 10119-4015

July 11, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Cicely LaMothe, Senior Assistant Chief Accountant

Re:	Lexington Realty Trust
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 28, 2012
File No. 1-12386

Dear Ms. LaMothe:

This letter sets forth the response of Lexington Realty Trust (“Lexington” or “we”) to the Staff's additional comment letter dated July 9, 2012 in connection with the Staff's review of Lexington's Form 10‑K for the Fiscal Year ended December 31, 2011 (the “Form 10-K”). Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Form 10-K, as applicable. For your convenience, we have repeated each of the Staff's comments prior to our response below.
Form 10‑K for the fiscal year ended December 31, 2011
General

1.
We note your response to comment 1 from our letter dated June 4, 2012, including the disclosure with respect to FFO that you have furnished on Form 8-K. Since you consider FFO to be a key performance indicator, please include FFO disclosure in future Exchange Act periodic reports. Please also provide the appropriate GAAP reconciliation and highlight any differences from the NAREIT definition.

Tel: (212) 692-7200 • Fax: (212) 594-6600 • Website: www.lxp.com

Securities and Exchange Commission
July 11, 2012

Lexington will comply with the Staff's comment in future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012.

2.
We note your responses to comments 8, 10 and 14. In future Exchange Act reports, please include in your analysis a discussion of the relative drivers of period to period changes in results from same store performance as compared to acquisitions/dispositions, and within same store performance the relative impact of changes in occupancy and rents.

Lexington will comply with the Staff's comment in future 10-Qs and 10-Ks, commencing with our Form 10-Q for the quarter ending June 30, 2012, which will be filed on or before August 9, 2012.
*        *        *

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff's comments, please call the undersigned at (212) 692-7215.

Sincerely
/s/ Patrick Carroll

Patrick Carroll, Chief Financial Officer

cc:    Scott R. Saks, Esq., Paul Hastings LLP